

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2020

Barry Labinger
Chief Executive Officer
Checkmate Pharmaceuticals, Inc.
245 Main Street, 2nd Floor
Cambridge, MA 02142

> **Re: Checkmate Pharmaceuticals, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 13, 2020**
> **CIK No. 0001651431**

Dear Mr. Labinger:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. We note your disclosure that in clinical trials, your product candidate has shown "robust anti-tumor activity" and that you have observed a "generally manageable safety profile" in clinical trials. Please revise your disclosure to remove any suggestion that your product candidate is safe or effective, insofar as determinations as to safety and efficacy are within the sole authority of the FDA or comparable foreign regulatory authorities.

2. We note statements comparing neoadjuvant CMP-001 and PD-1 blockade with neoadjuvant PD-1 blockade alone. As this comparison is not based on head-to-head

studies, please tell us why you believe it is appropriate to include this comparison. In your response, please tell us whether you expect to be able to rely on such comparison to support marketing approval for CMP-001 from the FDA or other comparable regulators.

Use of Proceeds, page 75

3.   We note your disclosure that you will use a portion of the offering proceeds to fund the development of your product candidate in PD-1 refractory melanoma. Please expand to state how far the offering proceeds will allow you to reach in your development with respect to this indication.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 94

4.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Business
Interim Safety Results, page 108

5.   Please revise to disclose all treatment-related serious adverse events, not just those that were "commonly reported" or reported in more than one subject. Provide similar disclosure where you discuss each trial in the Business section.

Intellectual Property, page 118

6.   We note that you state that you own or "otherwise control" prosecution of fifteen patents. Please expand your disclosure to discuss what you mean when you state that you "otherwise control" certain prosecutions of patents. Please provide a breakdown of those prosecution patents that you own as compared to those that you otherwise control. Please also disclose the foreign jurisdictions you refer to in this section.

License Agreement with Kuros, page 119

7.   We note that you state that you are required to pay tiered royalties of high single-digit to low double-digit percentages on annual net sales of certain Licensed Products. Please refine your disclosure to provide a more exact description of the high end of the range (e.g., low teens) to ensure that you have described the royalty rate within a ten-point range.

8.   We note your statement that the royalty term will expire on a country-by-country basis on the latest to occur of several events, one of which is the expiration date of the last valid claim within the licensed patent rights. Please revise to clarify the types of claims this refers to and when these claims are expected to expire.

<u>Financial Statements</u>
<u>Notes to Financial Statements</u>
<u>Note 11. Commitments and Contingencies, page F-23</u>

9.   With regard to the license agreement with Cytos Biotechnology LTD (now Kuros Biosciences AG or Kuros), please:
   - expand the disclosure to state what triggered the milestone payments and when the $1.0 million of milestone payments were recognized;
   - reconcile the disclosure on page 119 which states "Under the Kuros License Agreement, we paid Kuros upfront fees of $1.25 million, including $1 million paid upon execution of the agreement in 2015, $250,000 paid upon execution of the second amendment." with the disclosure on page F-23 which states "As of December 31, 2019, the Company has incurred and paid milestone payments totaling $1.0 million."; and
   - clarify the total amount that has been paid under the agreement, i.e., $1.25 million, $1.0 million, or $2.25 million, etc.

<u>General</u>

10.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        You may contact Vanessa Robertson at 202-551-3649 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at 202-551-7237 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Ben Marsh